Note 14 - Results of Shareholder Meeting

On July 15, 2014, shareholders of the Fund approved the reappointment of Chartwell
Investment Partners, Inc. as investment
advisor to the Fund.  The percentage of
shares outstanding and entitled to vote
that were present by proxy were 92.94%.
The numbers of shares voted were as follows
For
Against
 Abstain
 Total

7,884,437
-
-
7,884,437